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                                                                  EXHIBIT (a)(8)

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                                                 CONTACTS:   Mike Ruggeri
                                                             Siemens Corporation
                                                             (770) 751-2255

                                                             Linda Torelli
                                                             Moore Products Co.
                                                             (215) 283-2802


SIEMENS TO ACQUIRE MOORE PRODUCTS

     ATLANTA, GA and PHILADELPHIA, PA, Jan. 17, 2000 -- Siemens Energy & Automation, Inc., which is a wholly owned subsidiary of Siemens AG, and Moore Products Co. (NASDAQ: MORP; operating as Moore Process Automation Solutions) today announced they have entered into a definitive agreement providing for the acquisition of Moore by Siemens Energy & Automation for $170 million.

     Under the terms of the agreement, a wholly owned subsidiary of Siemens Energy & Automation will commence by January 21, 2000 an all-cash tender offer for all of Moore's outstanding common stock at a price of $54.71 per share and all of its outstanding preferred stock at a price of $21.88 per share.
Following successful completion of the tender offer, any remaining shares of common and preferred stock of Moore will be acquired in a cash merger at the same respective prices. The offer price for the common stock represents an approximate 118% premium to the November 19, 1999 closing price for Moore common stock, preceding Moore's announcement on November 23, 1999 that it had hired a financial advisor to explore strategic alternatives, and an approximate 28% premium to the January 14, 2000 closing price.

     The Moore Board of Directors has unanimously approved the tender offer. Certain shareholders of Moore (including members of the Moore family) holding in the aggregate common and preferred stock representing approximately 55% of the total voting power of Moore on a fully diluted basis, have entered into a definitive agreement with Siemens Energy & Automation under which they have agreed to tender their shares into the offer and also have granted Siemens Energy & Automation an option to purchase such shares at a purchase price equal to that paid to shareholders in the offer, exercisable upon the occurrence of certain events.

     The tender offer will be conditioned upon, among other things, there being tendered and not withdrawn prior to the expiration date of the tender offer at least a majority of each of the shares of common stock and preferred
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stock representing a majority of the total voting power of Moore on a fully diluted basis, as well as expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     "This acquisition unites one of the largest electrical engineering and electronics companies in the world with a company that offers leading automation technology and services to process industries," said Donald E. Bogle, President & CEO of Moore Process Automation Solutions.

     Thomas J Malott, President & CEO of Siemens Energy & Automation added:
"Moore's expertise and advanced technologies will enhance our portfolio of process automation solutions to key customers around the world."

     Headquartered in Atlanta, Ga., Siemens Energy & Automation manufactures and markets the world's broadest range of electrical and electronic products, systems and services to industrial and construction market customers. Its technologies range from circuit protection and energy management systems to process control, industrial software and totally integrated automation solutions. The company also has expertise in electronic placement equipment, systems integration, technical services and turnkey industrial systems. Its Internet site is www.sea.siemens.com.

     Siemens AG, the parent of Siemens Energy & Automation, is based in Munich, Germany. It designs, develops, manufactures and markets a wide range of electrical and electronic parts and systems.

     Founded in 1940, Moore Products Co. operates under the name "Moore Process Automation Solutions." The company is a global leader in providing innovative solutions to process measurement and control applications. Its instruments and control systems help to increase plant safety and productivity, reduce time to market and improve product quality in industries such as chemical and hydrocarbon processing, oil and gas, pharmaceutical, power generation, and pulp and paper. The company employs approximately 1,200 persons worldwide and had 1998 revenue of $168 million. Its Internet site is www.mooreproducts.com.


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     This release contains forward-looking statements, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts. This release is neither an offer to purchase nor a solicitation of an offer to sell securities of Moore Products Co. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer.